ECLIPSE FUNDS

AMENDMENT TO THE
AMENDED AND RESTATED MANAGEMENT AGREEMENT

This Amendment (the "Amendment") to the Amended and Restated Management Agreement is made as of the 13th day of February, 2009, by and between Eclipse Funds, a Massachusetts business trust (the "Trust"), and New York Life Investment Management LLC, a Delaware limited liability company ("NYLIM" or the "Manager").

WHEREAS, the parties hereto have entered into an Amended and Restated Management Agreement (the "Management Agreement"); and

NOW, THEREFORE, for good and adequate consideration, the receipt of which is hereby acknowledged, the parties hereto agree to amend the Agreement as follows:

1.           Schedule A of the Agreement is hereby deleted in its entirety and replaced with the attached Schedule A.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A. Schub
Name: Barry A. Schub
Title: Executive Vice President

ECLIPSE FUNDS

By:	/s/ Stephen P. Fisher
Name: Stephen P. Fischer
Title: President

SCHEDULE A

(As of February 13, 2009)

For all services rendered by the Manager hereunder, each Fund of the Trust shall pay the Manager and the Manager agrees to accept as full compensation for all services rendered hereunder, at annual fee equal to the following:

FUND	ANNUAL RATE

Balanced Fund	0.700% on assets up to $ 1 billion;
0.650% on assets from $1 to $2 billion; and 0.600% on assets in excess of $2 billion

Mid Cap Core Fund	0.850%

Small Company Value Fund *	0.850% on assets up to $1 billion;
0.800% on assets in excess of $1 billion

*    Effective as of February 13, 2009 (formerly known as Small Cap Opportunity Fund)